

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 20, 2016

Kathryn M. JohnBull
DLH Holdings Corp.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305

     Re: DLH Holdings Corp.
               Registration Statement on Form S-3
               Filed July 1, 2016
               File No. 333-212380

Dear Ms. JohnBull:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the standby purchase agreement with Wynnefield has not been finalized. Tell us whether it will be finalized prior to effectiveness. If so, please file as an exhibit to the registration statement.

Risk Factors

<u>If the rights offering is not fully subscribed, Wynnefield Capital Inc. (and its affiliates) may increase its ownership percentage, page 16</u>

2.   If the possibility exists that Wynnefield could become the controlling shareholder of the Company as a result of the standby purchase agreement, please highlight the possibility in this risk factor.

<u>Use of Proceeds, page 27</u>

3.   Disclose the interest rate and maturity of the subordinated notes being repaid with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Michael A. Goldstein
        Becker & Poliakoff, LLP